SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐.

This Form 6-K/A is an amendment to the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated February 28, 2020 (“Original 6-K”). The information in the Original 6-K relating to the condensed consolidated statements of financial position as of December 31, 2019 and 2018 and the condensed consolidated and separate statements of comprehensive income for the fourth quarter and the years ended December 31, 2019 and 2018 are amended and replaced as follows. No other changes have been made to the Original 6-K.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2019 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2019 and 2018

(Unit : in billions of Korean Won)	Original 2019	Amend 2019
Total Assets	197,705	197,598
Total Liabilities	128,779	128,708
Total Equity	68,926	68,890

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2019

(Unit : in billions of Korean Won)	Original 2019 Oct.-Dec.	Amend 2019 Oct.-Dec.	Original 2019 Jan.-Dec.	Amend 2019 Jan.-Dec.
Operating revenues	14,861	14,941	59,093	59,173
Operating income (loss)	-1,667	-1,587	-1,357	-1,277
Income (Loss) before income tax	-1,994	-2,027	-3,233	-3,266
Net income (loss)	-1,292	-1,331	-2,224	-2,264
Net income (loss) attributable to owners of the controlling company	-1,294	-1,333	-2,306	-2,346

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2019

(Unit : in billions of Korean Won)	Original 2019 Oct.-Dec.	Amend 2019 Oct.-Dec.	Original 2019 Jan.-Dec.	Amend 2019 Jan.-Dec.
Operating revenues	14,681	14,761	58,853	58,933
Operating income (loss)	-1,418	-1,369	-2,896	-2,848
Income (Loss) before income tax	-1,627	-1,579	-3,746	-3,698
Net income (loss)	-1,103	-1,068	-2,630	-2,595

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name:	Kim, Byung-in
Title:	Vice President

Date: March 12, 2020